Marex Group plc Announces Third Quarter 2024 Results
NEW YORK, 7 November 2024 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the 'Group’; Nasdaq: MRX), a diversified global financial services platform, announces strong results for the third quarter (Q3) and nine months (9M) ended 30 September 2024, and upgraded outlook for the full year.

Financial Highlights

Financial Highlights: ($m)	3 months ended 30 September 2024	3 months ended 30 September 2023	Change[1]	9 months ended 30 September 2024	9 months ended 30 September 2023	Change[1]
Reported
Revenue	391.2	296.6	32%	1,179.1	919.0	28%
Profit Before Tax	79.0	47.6	66%	218.0	157.1	39%
Profit Before Tax Margin (%)	20%	16%	400 bps	18%	17%	100 bps
Profit After Tax	58.4	32.4	80%	161.3	113.2	42%
Profit After Tax Margin (%)	15%	11%	400 bps	14%	12%	200 bps
Return on Equity (%)	25%	18%	700 bps	25%	21%	400 bps
Basic Earnings per Share ($)[2]	0.78	0.44	77%	2.20	1.57	40%
Diluted Earnings per Share ($)[2]	0.73	0.41	78%	2.05	1.47	39%

Adjusted~~3~~
Operating Profit[3]	80.5	52.9	52%	239.7	177.4	35%
Operating Profit Margin (%)[3]	21%	18%	300 bps	20%	19%	100 bps
Operating Profit after Tax Attributable to Common Equity[3]	57.5	34.6	66%	173.2	124.7	39%
Return on Operating Profit after Tax Attributable to Common Equity (%)[3]	28%	22%	600 bps	31%	27%	400 bps
Adjusted Earnings per Share($)[2,3]	0.82	0.53	55%	2.51	1.90	32%
Adjusted Diluted Earnings per Share ($)[2,3]	0.76	0.49	55%	2.35	1.78	32%
1.% Change is calculated on numbers presented to the nearest tenth of a million.
2. Weighted average number of shares have been restated as applicable for the Group's reverse share split (refer to Appendix 1 for further detail).
3. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable non-IFRS measure.

–Delivered strong performance in Q3 2024: Continued positive momentum across all business segments during the third quarter supported by a positive market backdrop and continued growth in exchange volumes in both commodities and financials.
–Upgraded guidance for full year 2024: Due to the strong performance in the third quarter, we anticipate our Adjusted Operating Profit to be approximately $300 million to $305 million for the full year ending 31 December 2024 (previously $280 million to $290 million).
–Strategic growth investments: We announced four investments in line with our strategy to expand our geographic footprint and build out our product capabilities. We are expanding our footprint in the Middle East through the acquisition of Aarna Capital and our FX capabilities through the acquisition of Hamilton Court Group. We are also investing to further build out our environmental products capabilities through the acquisition of biogas specialist, Dropet and a carbon credit partnership with Key Carbon.
–Successful secondary equity placement: Upsized deal resulted in existing shareholders placing 9.7 million shares with institutional shareholders in October 2024, increasing public float to approximately 52%.
–Prudent approach to capital and funding: Successfully issued $600 million 5-year senior unsecured notes, further diversifying our funding sources and increasing our liquidity headroom, to support future growth of our franchise and growing our client base, particularly in clearing and prime services.
–Dividend: Dividend of $0.14 per share to be paid in the fourth quarter of 2024.

Ian Lowitt, Group Chief Executive Officer, commented:
“This has been another strong quarter for Marex as we continue to deliver double digit revenue growth in all our business segments, thanks to continued positive momentum across all our businesses and supportive market conditions. Our strategy to bring new clients to our platform and deepen existing client relationships by offering additional capabilities has delivered significant growth and increases our confidence in our ability to deliver through various market conditions including a lower interest rate environment.
In the last few months, we have invested to further diversify our global platform, expanding our capabilities and geographic footprint, in line with our strategy to add new clients and increase the services we can provide them. We have continued to grow our capital base and diversify our funding sources with a successful senior debt issuance, and we were pleased to see strong investor demand for the recent share placement launched by our shareholders, which increased liquidity in our stock.
Thanks to the strong performance so far this year and continued momentum across our business segments, we have increased our guidance for the full year."

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, 7 November 2024, at 9am Eastern Time.
A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here https://edge.media-server.com/mmc/p/t9jtdki9
Enquiries please contact:
Marex
Investors - Robert Coates
+44 7880 486 329 / rcoates@marex.com
Media - Nicola Ratchford, Marex / FTI Consulting US / UK
+ 44 7786 548 889 / nratchford@marex.com / +1 919 609 9423 / +44 7776 111 222 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended 30 September 2024	3 months ended 30 September 2023		9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	Change	$m	$m	Change
– Net commission income	202.8	176.3	15%	630.1	523.5	20%
– Net trading Income	121.6	87.4	39%	364.3	299.9	21%
– Net interest income	63.5	31.4	102%	164.5	91.4	80%
– Net physical commodities income	3.3	1.5	120%	20.2	4.2	381%
Revenue	391.2	296.6	32%	1,179.1	919.0	28%
Front office costs	(214.8)	(167.3)	28%	(649.7)	(502.5)	29%
Control and support costs	(92.5)	(71.1)	30%	(276.0)	(218.1)	27%
Recovery/(provision) for credit losses	0.6	(0.2)	(400)%	2.8	(4.7)	(160)%
Depreciation and amortisation	(5.6)	(5.5)	2%	(18.6)	(19.7)	(6)%
Other Income and share of results of associates	1.6	0.4	300%	2.1	3.4	(38)%
Adjusted Operating Profit[1]	80.5	52.9	52%	239.7	177.4	35%
Adjusted Operating Profit Margin[1]	21%	18%	300 bps	20%	19%	100 bps
Adjusting items[2]	(1.5)	(5.3)	(72)%	(21.7)	(20.3)	7%
Reported Profit Before Tax	79.0	47.6	66%	218.0	157.1	39%
Tax	(20.6)	(15.2)	36%	(56.7)	(43.9)	29%
Reported Profit After Tax	58.4	32.4	80%	161.3	113.2	42%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. Refer to Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information.

Performance for the three months ended 30 September 2024
Reported Profit Before Tax increased by $31.4m, 66%, to $79.0m for Q3 2024, from $47.6m in the same period of 2023 reflecting strong revenue growth at improved operating margins.
Revenue grew by 32% to $391.2m in Q3 2024 from $296.6m in the same period in 2023, reflecting a combination of favourable market conditions, strong underlying growth and the benefits of our acquisitions.
Net commission income increased by 15% to $202.8m in Q3 2024 from $176.3m in Q3 2023. The increase occurred mainly in Agency and Execution, which increased by 21% to $141.9m in Q3 2024 from $117.6m in Q3 2023 reflecting increased customer activity in Energy, as well as in Securities primarily driven by our acquisition of Cowen's prime services business in December 2023.
Net trading income rose by 39% to $121.6m in Q3 2024 from $87.4m for Q3 2023. This was driven by our Metals business within our Market Making segment, where market conditions normalised but remained positive, and a comparatively subdued operating environment in Q3 2023. Net trading income in Hedging and Investment Solutions also increased by 12% to $45.7m in Q3 2024 as demand grew for commodity hedging and financial product services, and by 60% to $20.3m in Agency and Execution driven by increased activity in our Capital Markets business.

Financial Review (continued)
Summary Financial Results (continued)
Performance for the three months ended 30 September 2024 (continued)
Net interest income increased by 102% to $63.5m for Q3 2024 from $31.4m for Q3 2023. This growth reflected the benefit of higher balances, re-investment of maturing assets at higher yields and the acquisition of Cowen's prime services business in December 2023.
Net physical commodities income increased by 120% to $3.3m for Q3 2024 from $1.5m for Q3 2023. This increase was primarily due to an increase in sales volumes from physical recycled metal and physical oil sales, driven by growth in our recycled metals business and the addition of physical oil broking capabilities.
Front office costs increased by 28% to $214.8m in Q3 2024, largely reflecting a 16% increase in average front office headcount driven by recent acquisitions, as well as organic growth.
Control and Support costs increased 30% to $92.5m in Q3 2024, primarily reflecting investment in our Finance, Risk and Compliance functions, to ensure we continually invest in our systems and processes to support future sustainable growth, as well as integrating additional Control & Support employees as part of recent acquisitions.
Adjusting items reduced by 72% to $1.5m in Q3 2024 from $5.3m in Q3 2023. These costs are primarily related to corporate activities and are recognised within our corporate segment. Adjusting items reduced mainly due to the non-recurrence of costs incurred in preparation for and associated with our successful IPO and owner fees in the prior period.
As a result of the revenue and cost trends noted above, Adjusted Operating Profit increased 52% to $80.5m for Q3 2024 from $52.9m in Q3 2023 and Adjusted Operating Profit Margins improved to 21% in Q3 2024, up from 18% in Q3 2023. In addition, as a result of the revenue, cost trends and adjusting items noted above, Profit After Tax Margins increased to 15% in Q3 2024 from 11% in Q3 2023.

Performance for the nine months ended 30 September 2024
Reported Profit Before Tax for the nine months ended 30 September, 2024 ("9M 2024") increased 39% to $218.0m from $157.1m in the nine months ended 30 September 2023 ("9M 2023") reflecting continued strong year-on-year performance.
Year to date revenue grew by 28% to $1179.1m in 9M 2024 from $919.0m in 9M 2023, reflecting a combination of favourable market conditions, strong underlying growth and the benefits of our acquisitions.
Revenue growth was driven by Net commission income which increased by 20% to $630.1m in 9M 2024 from $523.5m in 9M 2023. The increase occurred mainly in Agency and Execution, which increased by 28%, reflecting increased customer activity in Energy, as well as from our acquisition of Cowen's prime services business. Net commission income also notably increased in our Clearing segment which increased by 7% versus 2023, driven by our Metals and Agriculturals businesses.
Net trading income rose by 21% to $364.3m in 9M 2024 from $299.9m in 9M 2023. This was driven by our Hedging and Investment Solutions business, which increased by 28% to $157.7m, as demand grew for commodity hedging and financial product services. Net trading income was also significantly higher within our Market Making segment, primarily from Metals reflecting exceptional market conditions and market sentiment in the second quarter across Copper, Aluminium and Nickel, following revised guidance on Russian metals from the LME.

Financial Review (continued)
Summary Financial Results (continued)
Net interest income increased by 80% to $164.5m in 9M 2024 from $91.4m in 9M 2023. This growth reflected the benefit of higher average investment returns, re-investment of maturing assets at higher yields and the acquisition of Cowen's prime services business in December 2023.

	3 months ended 30 September 2024	3 months ended 30 September 2023	Change	9 months ended 30 September 2024	9 months ended 30 September 2023	Change
Average Fed Funds %	5.27%	5.25%	2bps	5.31%	4.92%	39 bps

Average daily balances ($bn)[1]	13.8	11.2	2.6	12.9	12.9	—

Interest income ($m)	187.2	141.2	46.0	518.7	392.3	126.4
Interest paid out ($m)	(69.3)	(61.7)	(7.6)	(195.3)	(173.1)	(22.2)
Interest on balances ($m)	117.9	79.5	38.4	323.4	219.2	104.2

Net Yield on balances %	3.4%	2.8%	60 bps	3.3%	2.3%	100 bps

Average notional debt securities ($bn)	2.7	2.3	0.4	2.6	2.1	0.5
Yield on debt securities %	8.0%	8.4%	(40 bps)	8.1%	8.1%	—

Interest expense ($m)	(54.4)	(48.1)	(6.3)	(158.9)	(127.8)	(31.1)

Net Interest Income ($m)	63.5	31.4	32.1	164.5	91.4	73.1
1.Average daily balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

Net physical commodities income increased by 381% to $20.2m in 9M 2024 from $4.2m for 9M 2023. This increase was primarily due to an increase in sales volumes from physical recycled metal and physical oil sales, largely driven by growth in our recycled metals business and the addition of physical oil broking capabilities.
Front office costs represent staff, systems and infrastructure costs associated with running our revenue generating operations. These costs increased 29% to $649.7m in 9M 2024, largely reflecting a 25% increase in average front office headcount driven by recent acquisitions, as well as organic growth.
Control and Support costs primarily reflect staff and property related costs, along with professional fees and other administrative expenses associated with the support functions. These costs increased 27% to $276.0m in 9M 2024, primarily reflecting investment in our Finance, Risk and Compliance functions, to ensure we continually invest in our systems and processes to support future sustainable growth, as well as integrating additional Control and Support employees as part of recent acquisitions. Total control and support average FTE grew 23% to 1,063 for 9M 2024.
Adjusting items increased by 7% to $21.7m for 9M 2024 from $20.3m the year earlier. These costs are primarily related to corporate activities and are recognised within our corporate segment. Adjusting items increased mainly due to costs incurred in preparation for and associated with our successful IPO, including accounting treatment for growth shares, as well as activities related to our shareholders representing dividend like contributions made to participants within share based payment schemes and higher amortisation of acquired brands and customer lists, these were partly offset by the non-recurrence of goodwill impairment recognised in 2023 and lower owner fees reflecting the shorter period of ownership.
As a result of the revenue and cost trends noted above, Adjusted Operating Profit increased 35% to $239.7m in 9M 2024 and Adjusted Operating Profit Margins improved to 20% in 9M 2024, from 19% in 9M 2023. In addition, as a result of the revenue, cost trends and adjusting items noted above, Profit after Tax Margins increased to 14% in 9M 2024 from 12% in 9M 2023.

Financial Review (continued)
Segmental performance

Clearing
Marex provides clearing services across the range of energy, commodity and financial markets. We act as principal for our clients and provide access to 60 exchanges globally.
Performance for the three months ended 30 September 2024
Our Clearing business performed well in Q3 2024, and Revenue increased 22% to $116.7m, up from $95.6m in Q3 2023. This was driven by net interest income which rose by 54% to $54.7m in Q3 2024 from $35.6m in Q3 2023 primarily reflecting higher average balances.
Adjusted Operating Profit increased by 32% to $62.4m in Q3 2024, from $47.2m in Q3 2023. Adjusted Operating Profit Margins which have increased by 400bps to 53% from 49% in the prior period.
Performance for the nine months ended 30 September 2024
Our Clearing business performed well in 9M 2024, benefiting from higher levels of client activity on our platform, with 826m contracts cleared in 9M 2024 which is 31% higher than in 9M 2023.
Revenue increased 18% to $341.6m in 9M 2024, up from $289.5m in 9M 2023, driven by net interest income which rose by 35% to $141.7m in 9M 2024 from $105.0m in 9M 2023 reflecting the benefit of higher interest rates and higher average balances. Net commission income also grew by 7% to $197.4m. Revenue growth was generated from our mature businesses, notably in Metals thanks to favourable market conditions in the second quarter, as well as benefiting from our growth initiatives, notably in Australia, Singapore and in our Prime Services offerings.
Revenue growth was supported by investment in staff with average headcount increasing by 12% to 299.
Adjusted Operating Profit increased by 24% to $181.4m for 9M 2024, from $145.8m in 9M 2023. Adjusted Operating Profit Margins have increased by 300bps to 53% from 50% in the prior period.

	3 months ended 30 September 2024	3 months ended 30 September 2023		9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	Change	$m	$m	Change
Net commission income	61.8	59.6	4%	197.4	183.7	7%
Net interest income	54.7	35.6	54%	141.7	105.0	35%
Net trading income	0.2	0.4	(50%)	2.5	0.8	213%
Revenue	116.7	95.6	22%	341.6	289.5	18%
Front office costs	(36.6)	(31.2)	17%	(109.0)	(87.9)	24%
Control and support costs	(17.6)	(17.2)	2%	(51.0)	(52.0)	(2%)
Recovery/(provision) for credit losses	—	—	—%	0.1	(3.7)	(103%)
Depreciation and amortisation	(0.1)	(0.1)	—%	(0.3)	(0.2)	50%
Other Income and share of results of associates	—	0.1	n.m.[3]	—	0.1	n.m.[3]
Adjusted Operating Profit ($m)[1]	62.4	47.2	32%	181.4	145.8	24%
Adjusted Operating Profit Margin[1]	53%	49%	400 bps	53%	50%	300 bps

Front office headcount (No.)[2]	313	277	13%	313	277	13%
Contracts cleared (m)	288.0	210.0	37%	826.0	629.0	31%
Market volumes (m)	2,991.0	2,372.0	26%	8,618.0	7,543.0	14%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

3.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)

Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our energy division provides essential liquidity to clients by connecting buyers and sellers in the opaque OTC energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and fuel oil, LPG (liquefied petroleum gas) and mid-distillates globally. We achieve this through the breadth and depth of the service we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, allowing Marex to diversify its asset class coverage away from traditional commodity markets. The key revenue streams for our agency and execution financial securities business are equity derivatives, primarily index options and fixed income, including corporate and government bonds.
Performance for the three months ended 30 September 2024
Revenue increased by 30% to $170.4m in Q3 2024, from $131.3m in the same period of 2023. This was primarily driven by the benefit of the Cowen acquisition which increased Securities revenues by $17.7m for Q3 2024. There was also strong organic revenue growth in the quarter, notably in Rates which increased by $7.2m to $26.2m due to higher volumes compared to the same period in 2023 and a new structured rates desk which commenced in 2024. This was further supplemented by the strong growth in our Energy business where revenues for Q3 2024 increased 25% to $70.3m compared to $56.4m for the same period in 2023, reflecting a combination of increased activity levels in European Energy markets, good demand for our environmentals and the benefit of our acquisitions.
Adjusted Operating Profit increased 60% to $25.6m in Q3 2024 from $16.0m in Q3 2023. This resulted in Adjusted Operating Profit Margins increasing to 15% from 12%.
Performance for the nine months ended 30 September 2024
Revenue increased substantially to $503.0m in 9M 2024 compared to $383.6m in 9M 2023, reflecting the positive market conditions in the energy markets, and the benefit of recent acquisitions, primarily Cowen, which increased our capabilities in financial securities.
Energy revenue increased 36% for 9M 2024 to $213.6m, compared to $157.4m in 9M 2023. This strong growth was a reflection of continued improvement in activity levels in European Energy markets, good demand for our environmentals offering as we continue to support our clients in the energy transition, as well as investment in new desks and capabilities.
Securities revenue increased by 28% to $288.2m for 9M 2024, compared to $224.5m during 9M 2023, primarily as a result of the benefit of the Cowen acquisition which completed in December 2023 and contributed $52.4m to revenues.
Adjusted Operating Profit increased to $70.5m in 9M 2024 from $42.9m in 9M 2023 reflecting revenue growth and improved Adjusted Operating Profit Margins, which increased to 14% in the 9M 2024, up from 11% for the same period in 2023.
Average headcount increased by 25% to 669 in 9M 2024 from 537 in 9M 2023.

	3 months ended 30 September 2024	3 months ended 30 September 2023		9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	Change	$m	$m	Change
Securities	99.7	74.3	34%	288.2	224.5	28%
Energy	70.3	56.4	25%	213.6	157.4	36%
Other revenue	0.4	0.6	(33)%	1.2	1.7	(29)%
Revenue	170.4	131.3	30%	503.0	383.6	31%
Front office costs	(127.0)	(98.5)	29%	(385.8)	(295.8)	30%
Control and support costs	(17.4)	(16.4)	6%	(45.5)	(43.6)	4%
Provision for credit losses	—	—	0%	(0.3)	(0.6)	(50)%
Depreciation and amortisation	(0.4)	(0.3)	33%	(0.9)	(0.7)	29%
Other Income and share of results of associates	—	(0.1)	n.m.[3]	—	—	n.m.[3]
Adjusted Operating Profit ($m)[1]	25.6	16.0	60%	70.5	42.9	64%
Adjusted Operating Profit Margin[1]	15%	12%	300 bps	14%	11%	300 bps

Front office headcount (No.)[2]	655	555	18%	655	555	18%
Marex volumes: Energy (m)	14.0	13.0	8%	44.0	31.0	42%
Marex volumes: Securities (m)	81.0	54.0	50%	222.0	175.0	27%
Market volumes: Energy (m)	439.0	353.0	24%	1,279.0	1,028.0	24%
Market volumes: Securities (m)	2,862.0	2,336.0	23%	8,177.0	7,369.0	11%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

3.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals and agriculture markets. This ability to make prices and trade as principal in a wide variety of energy, environmentals and commodity markets differentiates us from many of our peers.
Performance for the three months ended 30 September 2024
Revenue increased by over 100% to $52.0m in Q3 2024, from $25.7m in the same period of 2023. This was primarily driven by Metals trading, which continued to perform strongly compared to a more subdued performance in the three months a year earlier. Revenue from securities also grew significantly by $6m primarily reflecting a stronger performance from Equities and FX.
Adjusted Operating Profit increased significantly to $17.1m in Q3 2024, reflecting strong Metals revenue growth as well as strong profitability from Securities compared with losses in the prior period. These factors also led to Adjusted Operating Profit Margins increasing to 33% from 3% in the prior period.
Performance for the nine months ended 30 September 2024
Revenue increased by 40% to $163.3m in 9M 2024, from $116.4m in 9M 2023. This was driven by Metals trading which benefited from unusual market conditions across Copper, Aluminium, Nickel in the second quarter, following revised guidance on Russian metals from the LME. Higher revenue in Metals and Securities was partly offset by lower revenue in Agriculturals and Energy. Agriculturals had a strong performance from Grains in 2023 and there was lower volatility in the energy markets in the first 9 months of 2024. Revenue growth was also supported by Front Office hiring, with average headcount increasing by 14% to 104.
Adjusted Operating Profit increased by 126% to $56.6m in 9M 2024, reflecting strong revenue growth, which also led to Adjusted Operating Profit Margins increasing to 35% in 9M 2024 from 21% in 9M 2023.

	3 months ended 30 September 2024	3 months ended 30 September 2023		9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	Change	$m	$m	Change
Metals	31.8	9.6	231%	100.2	42.8	134%
Agriculture	3.8	5.2	(27)%	18.1	27.2	(33)%
Energy	6.0	6.5	(8)%	19.8	24.3	(19)%
Securities	10.4	4.4	136%	25.2	22.1	14%
Revenue	52.0	25.7	102%	163.3	116.4	40%
Front office costs	(29.0)	(19.9)	46%	(84.2)	(68.6)	23%
Control and support costs	(5.8)	(5.7)	2%	(22.2)	(23.7)	(6)%
Depreciation and amortisation	(0.1)	(0.1)	0%	(0.3)	(0.2)	50%
Other Income and share of results of associates	—	0.2	n.m.[3]	—	1.1	n.m.[3]
Adjusted Operating Profit ($m)[1]	17.1	0.2	n.m.[3]	56.6	25.0	126%
Adjusted Operating Profit Margin[1]	33%	3%	n.m.[3]	35%	21%	1400 bps

Front office headcount (No.)[2]	107	92	16%	107	92	16%
Marex volumes: Metals (m)	11.0	7.0	57%	33.2	19.9	67%
Marex volumes: Agriculture (m)	9.0	7.0	29%	27.0	21.0	29%
Marex volumes: Energy (m)	0.6	0.5	20%	1.5	1.5	0%
Marex volumes: Financials (m)	0.4	1.4	(71)%	1.4	3.9	(64)%
Market volumes: Metals (m)	107.0	83.0	29%	324.0	251.0	29%
Market volumes: Agriculture (m)	138.0	124.0	11%	435.0	393.0	11%
Market volumes: Energy (m)	439.0	353.0	24%	1,279.0	1,028.0	24%
Market volumes: Financials (m)	2,862.0	2,336.0	23%	8,177.0	7,369.0	11%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.
3.    n.m. = not meaningful to present as a percentage

Financial Review (continued)
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored commodity hedging solutions allow corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons. Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost effective manner through a structured product.
Performance for the three months ended 30 September 2024
The business delivered revenue growth of 13% to $35.6m in Q3 2024, up from $31.6m in Q3 2023. Revenue growth occurred across both Hedging Solutions and Financial Products with both benefiting from the expansion of the Sales team and onboarding of new clients.
Adjusted Operating Profit fell by 16% to $7.3m in Q3 2024, down from $8.7m in Q3 2023, reflecting higher front office expenses as we continued to invest in the business, infrastructure and distribution network for future growth.
Performance for the nine months ended 30 September 2024
The business performed strongly during 9M 2024, increasing revenue by 28% to $121.6m, up from $94.9m in 9M 2023. Revenue growth occurred across all regions, with hedging solutions benefiting from favourable market events and volatility in Cocoa and Coffee, while financial products benefited from positive investor sentiment and equity market performance. We continue to make good progress with our growth initiatives, expanding our product coverage with custom index and FX capabilities, and expanding our global footprint that now includes Australia and the Middle East. As a result, we continue to bring new clients onto our platform in both our Hedging Solutions and Financial Products businesses.
Adjusted Operating Profit increased by 19% to $33.3m in 9M 2024, up from $27.9m for the first 9M 2023. Adjusted Operating Profit Margins fell by 2% to 27% as we continued to invest in our people, with average headcount increasing by 68% to 171, as well as in our infrastructure and distribution network to support future growth.

	3 months ended 30 September 2024	3 months ended 30 September 2023		9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	Change	$m	$m	Change
Hedging solutions	19.0	16.3	17%	61.5	46.0	34%
Financial products	16.6	15.3	8%	60.1	48.9	23%
Revenue	35.6	31.6	13%	121.6	94.9	28%
Front office costs	(22.5)	(17.7)	27%	(70.7)	(50.2)	41%
Control and support costs	(6.6)	(6.1)	8%	(19.9)	(17.6)	13%
Recovery/(provision) for credit losses	1.0	(0.2)	(600)%	2.8	(0.2)	(1,500)%
Depreciation and amortisation	(0.2)	(0.1)	100%	(0.5)	(0.2)	150%
Other Income and share of results of associates	—	1.2	n.m.[4]	—	1.2	n.m.[4]
Adjusted Operating Profit ($m)[1]	7.3	8.7	(16)%	33.3	27.9	19%
Adjusted Operating Profit Margin[1]	21%	28%	(700 bps)	27%	29%	(200 bps)

Front office headcount (No.)[2]	185	119	55%	185	119	55%
Structured notes balance ($m)[3]	2,278.9	1,721.2	32%	2,278.9	1,721.2	32%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.
3.    The notional value of the Structured notes balance was $2,423.4m as at 30 September 2024 and $2,038.2m at 30 September 2023.

4.    n.m. = not meaningful to present as a percentage

Financial Review (continued)

Corporate
The Corporate segment includes the Group's control and support functions. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges. Revenue for Q3 2024 was $16.5m compared with $12.4m for the Q3 2023, while Revenue for the 9M 2024 was $49.6m compared with $34.6m in 9M 2023, driven by net interest income primarily reflecting higher average Fed Fund interest rates.

	3 months ended 30 September 2024	3 months ended 30 September 2023		9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	Change	$m	$m	Change
Revenue	16.5	12.4	33%	49.6	34.6	43%
Control and support costs	(44.7)	(25.7)	74%	(137.4)	(81.2)	69%
(Provision)/recovery for credit losses	(0.4)	—	n.m.[3]	0.2	(0.2)	(200%)
Depreciation and amortisation	(4.8)	(4.9)	(2%)	(16.6)	(18.4)	(10%)
Other Income and share of results of associates	1.5	(1.0)	(250%)	2.1	1.0	110%
Adjusted Operating Loss ($m)[1]	(31.9)	(19.2)	66%	(102.1)	(64.2)	59%

Control and support headcount (No.)[2]	1,117	903	24%	1,117	903	24%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.The headcount is as at the end of the period.

3.    n.m. = not meaningful to present as a percentage

Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have increased by $1.9 billion from $17.6 billion at 31 December 2023 to $19.5 billion at 30 September 2024. This was largely driven by a $1.3 billion increase in Cash and Liquid Assets which increased from $4.5 billion at 31 December 2023 to $5.8 billion at 30 September 2024.
Securities balances also increased from $4.0 billion at 31 December 2023 to $5.1 billion at 30 September 2024, due to growth in equity instruments driven by client activity.
The Group's equity base increased during the first nine months of the year, with Total Equity increasing by 24% to $959.8m, up from $775.9m as a result of strong profitability with Profit After Tax of $161.3m in the nine months to 30 September 2024. Furthermore, our share capital increased by $68.3m due to the Primary Issuance completed during the IPO. These increases were partly offset by dividend payments of $44.1m in H1 2024 and $9.9m in Q3 2024.

	30 September 2024	31 December 2023
		Restated[1]
	$m	$m	Change
Cash & Liquid Assets[2]	5,829.2	4,465.9	31%
Trade Receivables	4,526.0	4,789.8	(6%)
Reverse Repo Agreements	2,583.8	3,199.8	(19%)
Securities[3]	5,111.7	4,022.7	27%
Derivative Instruments	1,008.6	655.6	54%
Other Assets[4]	226.4	258.2	(12%)
Goodwill and Intangibles	220.0	219.6	—%
Total Assets	19,505.7	17,611.6	11%
Trade Payables	8,078.3	6,785.9	19%
Repurchase Agreements	2,333.7	3,118.9	(25%)
Securities[5]	4,740.8	4,248.1	12%
Debt Securities	2,635.0	2,216.3	19%
Derivative Instruments	652.1	402.2	62%
Other Liabilities[6]	106.0	64.3	65%
Total Liabilities	18,545.9	16,835.7	10%
Total Equity	959.8	775.9	24%
1.Prior period comparatives have been restated. Refer to note 2(c) in our unaudited condensed consolidated financial statements for further information.
2.Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral and treasury instruments unpledged.
3.Securities assets are equity instruments and stock borrowing.
4.Other Assets are inventory, corporate income tax receivable, deferred tax, investment in associate, investments, right-of-use assets, and property plant and equipment.
5.Securities liabilities are stock lending and short securities.
6.Other Liabilities are deferred tax liability, lease liability, provisions and corporation tax.

Financial Review (continued)
Liquidity

	30 September 2024	31 December 2023
	$m	$m
Total available liquid resources	1,831.9	1,369.8
Liquidity headroom	1,189.6	738.8

A prudent approach to capital and liquidity and commitment to maintaining an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 30 September 2024, the Group held $1,831.9m of total available liquid resources, including the undrawn portion of the RCF, compared with $1,369.8m at the end of 2023.
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds and unencumbered securities guaranteed by the U.S. Government. The Group also includes any undrawn portion of its committed revolving credit facility (‘RCF’) in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 30 September 2024.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systemic and idiosyncratic risk factors.
Facilities held by operating subsidiaries, and which are only available to that relevant subsidiary, have been excluded from these figures as they are not available to the entire Group.
In February 2023, the Group successfully completed its inaugural public senior bond issuance, raising €300m of additional liquidity. The bonds have an annual coupon of 8.375%, mature in February 2028 and have been rated BBB- by both S&P and Fitch.

Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 30 September 2024 was determined by the Own Funds Threshold Requirement (‘OFTR’) set via an assessment of the Group’s capital adequacy and risk assessment conducted annually.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
Maintaining a prudent approach to capital and liquidity in order to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 30 September 2024 and as at the year end:

	30 September 2024	31 December 2023
	$m	$m
Core equity Tier 1 Capital[1]	629.3	437.7
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	2.1	3.1
Total Capital resources	729.0	538.4

Own Funds Threshold Requirement[2]	235.1	235.1
Total Capital ratio[3]	310%	229%
1.    Core Tier 1 Capital contains the unaudited results for the period, which does not form a part of capital resources until they are audited.
2.    Own Funds Requirement presented as Own Funds Threshold Requirement based on the latest approved Group Internal Capital Assessment.
3.    The Group’s total capital resources as a percentage of Own Funds Requirement.

At 30 September 2024, the Group had a Total Capital Ratio of 310% (31 December 2023: 229%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in total capital resources due to profit (unaudited) in Q3 2024.

Financial Review (continued)
Dividend
The Board of Directors approved an interim dividend of $0.14 per share, expected to be paid on 10 December 2024 to shareholders on record as at close of business on 25 November 2024.
Forward looking statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected financial results and Adjusted Operating Profit and Reported Profit Before Tax, expected growth and business plans, expected investments and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our final prospectus filed pursuant to 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on 31 October 2024 and our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Operating Profit after Tax Attributable to Common Equity and Return on Adjusted Operating Profit after Tax Attributable to Common Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies.
We anticipate that full year Adjusted Operating Profit will be approximately $300m to $305m and that our Reported Profit Before Tax for 2024 will be approximately $277m to $282m. The adjustments to full year Reported Profit Before Tax guidance as reflected in full year Adjusted Operating Profit guidance are: $3.8 million for amortisation of acquired brands and customer lists, $2.4 million of activities related to shareholders, $2.2 million of employer tax on vesting of the growth shares, $2.4 million of owner fees, $8.6 million of IPO preparation costs, and $2.3 million of fair value of the cash settlement option on the growth shares, each of which was incurred in Q3 2024 as shown under 'Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators'. In addition, our Adjusted Operating Profit guidance reflects an estimated $1.3 million related to the amortisation of acquired brands and customer lists expected to be incurred in Q4 2024.
Neither the Group’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the anticipated full year results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the anticipated full year results.
Adjusted Operating Profit
We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs and (x) fair value of the cash settlement option on the Growth Shares. Items (i) to (x) are referred to as “Adjusting Items.” Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Operating Profit Margin
We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is Profit after Tax divided by revenue.
Adjusted Operating Profit after Tax Attributable to Common Equity
We define Adjusted Operating Profit after Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Operating Profit paragraph above. Additionally, Adjusted Operating Profit after Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Operating Profit and (ii) profit attributable to Additional Tier 1 (“AT1”) note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Operating Profit after Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax.
Return on Adjusted Operating Profit after Tax Attributable to Common Equity
We define the Return on Adjusted Operating Profit after Tax Attributable to Common Equity as the Adjusted Operating Profit after Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the nine months ended 30 September 2024 and 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior period, 31 March, 30 June and 30 September of the current period. For the three months ended 30 September 2024 and 2023 Common Equity is calculated as the average of 30 September and 30 June of the current period. For the nine months ended 30 September 2024 and 2023, Return on Adjusted Operating Profit after Tax Attributable to Common Equity is calculated for comparison purposes on an annualised basis as Adjusted Operating Profit after Tax Attributable to Common Equity for the period divided by nine and multiplied by twelve and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes. For the three months ended 30 September 2024 and 2023, Return on Adjusted Operating Profit after Tax Attributable to Common Equity is calculated for comparison purposes on an annualised basis as Adjusted Operating Profit after Tax Attributable to Common Equity for the period is multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes.

Appendix 1 (continued)
Non-IFRS Financial Measures and Key Performance Indicators (continued)

Return on Adjusted Operating Profit after Tax Attributable to Common Equity (continued)
We believe Return on Adjusted Operating Profit after Tax Attributable to Common Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Return on Adjusted Operating Profit after Tax Attributable to Common Equity is return on equity, which is calculated as profit after tax for the period divided by average equity. Average equity for the nine months ended 30 September 2024 and 2023, average equity is calculated as the average of total equity as at 31 December of the prior period, 31 March, 30 June and 30 September of the current period. For the three months ended 30 September 2024 and 2023 Common Equity is calculated as the average of 30 September and 30 June of the current period. For the nine months ended 30 September 2024 and 2023, return on equity is calculated for comparison purposes on an annualised basis as profit after tax for the period divided by nine and multiplied by twelve and then divided by average Common Equity for the period. For the three months ended 30 September 2024 and 2023, Return on Adjusted Operating Profit after Tax Attributable to Common Equity is calculated for comparison purposes on an annualised basis as Adjusted Operating Profit after Tax Attributable to Common Equity for the period is multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes.
Adjusted Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Earnings per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common Equity for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Operating Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
–they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
–they do not reflect impairment of goodwill;
–other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
–the adjustments made in calculating these non-IFRS financial measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Daily Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Trades Executed” means the total number of trades executed on our platform in a given year.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.

"Market Volumes" are calculated as follows:
–All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX)
–Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX
–Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX
–Metals, agriculture and energy volumes on CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended 30 September 2024	3 months ended 30 September 2023	9 months ended 30 September 2024	9 months ended 30 September 2023
	$m	$m	$m	$m
Profit After Tax	58.4	32.4	161.3	113.2
Taxation charge	20.6	15.2	56.7	43.9
Profit Before Tax	79.0	47.6	218.0	157.1
Goodwill impairment charge[1]	—	—	—	10.7
Bargain purchase gains[2]	—	—	—	(0.3)
Acquisition costs[3]	—	0.1	—	0.6
Amortisation of acquired brands and customer lists[4]	1.2	0.6	3.8	1.4
Activities relating to shareholders[5]	—	0.9	2.4	0.9
Employer tax on vesting of the growth shares[6]	—	—	2.2	—
Owner fees[7]	—	1.5	2.4	4.8
IPO preparation costs[8]	0.3	2.2	8.6	2.2
Fair value of the cash settlement option on the growth shares[9]	—	—	2.3	—
Adjusted Operating Profit	80.5	52.9	239.7	177.4
Tax and the tax effect on the Adjusting Items[10]	(20.5)	(15.8)	(59.1)	(45.3)
Profit attributable to AT1 note holders, net of tax[11]	(2.5)	(2.5)	(7.4)	(7.4)
Adjusted Operating Profit after Tax Attributable to Common Equity	57.5	34.6	173.2	124.7

Profit after Tax Margin	15%	11%	14%	12%
Adjusted Operating Profit Margin[12]	21%	18%	20%	19%

Basic Earnings per Share($)	0.78	0.44	2.20	1.57
Diluted Earnings per Share ($)	0.73	0.41	2.05	1.47

Adjusted Earnings per Share($)[13]	0.82	0.53	2.51	1.90
Adjusted Diluted Earnings per Share ($)[14]	0.76	0.49	2.35	1.78

Common Equity[15]	823.5	622.0	749.7	622.0
Return on Equity[16]	25%	18%	25%	21%
Return on Adjusted Operating Profit after Tax Attributable to Common Equity (%)[17]	28%	22%	31%	27%
1. Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue.
2. A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
4. This represents the amortisation charge for the period of acquired brands and customers lists.
5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7. Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.
8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.
10. Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from profit after tax to calculate Adjusted Operating Profit. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.
11. Profit attributable to AT1 note holders, net of tax are the coupons on the AT1 issuance, which are accounted for as dividends, adjusted for the tax benefit of the coupons which is calculated using the Group’s effective tax rate for the period.
12. Adjusted Operating Profit Margin is calculated by dividing Adjusted Operating Profit (as defined above) divided by revenue for the period.
13. The weighted average numbers of shares used in the calculation for the nine months ended 30 September 2024 and 2023 were 68,875,961 and 65,725,812 respectively. The weighted average numbers of shares used in the calculation for the three months ended 30 September 2024 and 2023 were 70,290,886 and 65,683,407 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.
14. The weighted average numbers of diluted shares used in the calculation for the nine months ended 30 September 2024 and 2023 were 73,842,790 and 70,030,677 respectively. The weighted average numbers of shares used in the calculation for the three months ended 30 September 2024 and 2023 were 75,257,715 and 69,988,272 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.
15. Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the nine months ended 30 September 2024 and 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior period, 31 March, 30 June and 30 September of the current period.
16. Return on equity is calculated as profit after tax for the period divided by average equity.
17. Please refer to Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for calculation methodology.

Appendix 2 - Supplementary Financial Information

Revenue
The following tables presents the Group's segmental revenue for the periods indicated:

3 months ended 30 September 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	61.8	141.9	(0.9)	—	—	202.8
Net trading income	0.2	20.3	55.4	45.7	—	121.6
Net interest income/(expense)	54.7	7.6	(5.2)	(10.1)	16.5	63.5
Net physical commodities income	—	0.6	2.7	—	—	3.3
Revenue	116.7	170.4	52.0	35.6	16.5	391.2

3 months ended 30 September 2023	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	59.6	117.6	(0.9)	—	—	176.3
Net trading income/(expense)	0.4	12.7	33.6	40.8	(0.1)	87.4
Net interest income/(expense)	35.6	1.0	(8.5)	(9.2)	12.5	31.4
Net physical commodities income	—	—	1.5	—	—	1.5
Revenue	95.6	131.3	25.7	31.6	12.4	296.6

9 months ended 30 September 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	197.4	436.4	(3.7)	—	—	630.1
Net trading income	2.5	40.2	163.9	157.7	—	364.3
Net interest income/(expense)	141.7	25.1	(15.8)	(36.1)	49.6	164.5
Net physical commodities income	—	1.3	18.9	—	—	20.2
Revenue	341.6	503.0	163.3	121.6	49.6	1,179.1

9 months ended 30 September 2023	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	183.7	342.1	(2.3)	—	—	523.5
Net trading income/(expense)	0.8	38.9	136.9	123.4	(0.1)	299.9
Net interest income/(expense)	105.0	2.6	(22.4)	(28.5)	34.7	91.4
Net physical commodities income	—	—	4.2	—	—	4.2
Revenue	289.5	383.6	116.4	94.9	34.6	919.0